UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

EESTech, Inc.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

28201N107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28201N107

(1)	Names of reporting persons: Murray J. Bailey
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Australia
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 15,373,417
(6) Shared voting power: 2,883,439
(7) Sole dispositive power: 15,373,417
(8) Shared dispositive power: 2,883,439
(9)	Aggregate amount beneficially owned by each reporting person: 18,256,856
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 6.5%
(12)	Type of reporting person (see instructions): IN

Item 1(a). Name of issuer:

EESTech, Inc. (the “Issuer”)

Item 1(b). Address of issuer’s principal executive offices:

Suite 417, 241 Adelaide Street

Brisbane, 4000, Australia

Item 2(a). Name of person filing:

This Schedule 13G is being filed by Murray J. Bailey (the “Reporting Person”), the President and Chief Executive Officer of the Issuer.

Item 2(b). Address of principal business office or, if none, residence:

The principal business office of the Reporting Person is:

Suite 417, 241 Adelaide Street

Brisbane, 4000, Australia

Item 2(c). Citizenship:

The Reporting Person is a citizen of Australia.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e). CUSIP No.:

28201N107

Item 3.

Not Applicable.

Item 4. Ownership

The Reporting Person beneficially owns 18,256,856 shares of Common Stock representing 6.5% of the outstanding shares of Common Stock of the Issuer as of the Date of Event of this Schedule 13G. The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 15,373,417 shares of Common Stock. The Reporting Person has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 2,883,439 shares of Common Stock. Of such shared power, 1,100,139 shares of Common Stock are held by the Reporting Person’s spouse and 1,783,300 shares are held by the Stonehaven Trust, of which the Reporting Person is trustee.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

 Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024	By:	/s/ Murray J. Bailey
	Name:	Murray J. Bailey

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)